EXHIBIT 14
                                                                      ----------

                           NOLAN ACQUISITION PARTNERS
                          125 E. John Carpenter Freeway
                                    Suite 190
                               Irving, Texas 75062

                               September 24, 1999


Mr. Eric E. Anderson
Mr. Robert G. Lambert
Mr. Bruce N. Whitman
Mr. Richard J. Schnieders
Dr. Donald R. Muzyka
Mr. Henry A. McKinnell
c/o Aviall, Inc.
2075 Diplomat Drive
Dallas, Texas  75234

Dear Directors:

                 I am writing to reiterate that, as stated to Robert Lambert during our meeting on September 20, 1999, we strongly oppose any sale of the Company which does not offer to shareholders cash consideration of at least $13 per share. If such a transaction is not available, we are prepared to present a plan to the Board and to all shareholders which would refocus the direction of the Company and provide new equity to expand its business, all with a view toward improving the Company's performance and the value of the common stock. This is simply not the time to sell the Company at a bargain-basement price and in a panic mode.

                 As you know, shareholders have been denied any effective voice with respect to the management of this Company by the Board's unjustifiable refusal to schedule and hold an annual meeting of stockholders. The Company should not take precipitous action but should afford shareholders an opportunity to express their views with respect to the future course of the Company, including voting on a slate of directors nominated by us, by holding its annual meeting, as required by law.

                 Please be advised that we intend to take all appropriate action to prevent the sale of the Company at any price below $13 per share in cash. We intend to hold each director personally liable to the fullest extent permitted by law if the Company enters into any agreement which commits the Company


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to a transaction at a price below $13 per share price and/or provides for the payment of break-up or topping fees in connection with any such transaction.

                                              Very truly yours,

                                              /s/ Eugene P. Conese, Sr.
                                              Eugene P. Conese, Sr.


cc:        Jim O'Bannon, Esq.
           Jeff Murphy, Esq.